[     Company Letterhead
                                ARC
                   American Recreation Centers, Inc.
                          Executive Offices
                   11171 Sun Center Drive, Suite 120
                   Rancho Cordova, California  95670
                             916/ 852-8005
                           FAX 916/ 852-8004        ]




                           October 24, 1995

VIA FAX 898-9552

Mr. Jeffrey L. Hilgert, President
Sinecure Financial Corp.
3120 Cohasset Road, Suite 10
Chico, CA 95926

Dear Jeff:

     American Recreation Centers, Inc. (ARC) is interested in acquiring all the operating assets of Sinecure Financial Corporation's billiard operations currently operating under the name of Team Players with seven locations, six in California and one in New Mexico. ARC is willing to offer Sinecure Financial Corporation (Sinecure), an amount equal to five times actual annual cash flow of the seven locations.

     The total purchase price will bc calculated over the three years immediately following the closing date and the price will be recalculated each of the three years. Initially, Sinecure will be paid for the net book value of the operating assets of each billiard location as well as the cash and resale inventory as agreed to by both parties. ARC will pay Sinecure for the netbook value of the operating assets with ARC newly issued common stock valued at the three week average of ARC's stock as quoted on the NASDAQ market just prior to close. ARC will pay Sinecure cash for the value of the cash and resale inventory on site at each billiard location at close. In addition, ARC will pay Sinecure the net book value of each liquor license in cash. ARC will agree to invest approximately $320,000 in cash for capital improvements pursuant to a specific list of needed changes.

     At the conclusion of the first year, a five multiple of the actual cash flow generated will be calculated after a charge for both management and overhead as agreed to be both ARC and Sinecure. From this amount, the amount initially paid by ARC for the operating assets, cash, resale inventory and liquor licenses will be deducted along with the invested capital. Any amount remaining will be divided by three and one third paid to Sinecure in the form of stock valued in the same fashion as described above. This process will be repeated for two additional years which will allow Sinecure to share in the operational improvements that may occur in the existing seven locations that have been sold.

     ARC understands that because of existing liquor laws, it may be required to acquire the stock of Team Players, Inc. New Mexico to preserve the liquor license. As such, ARC will require certain indemnifications regarding unknown liabilities associated with the purchase of stock. ARC further understands that some of the assets to be acquired from Sinecure may be subject to liabilities as such any liabilities assumed will be an offset to the value paid to Sinecure in ARC stock.

     As part of the transaction, ARC will enter into an employment contract with you for five years and provide an incentive compensation program based upon operating cash flow of existing and new locations for you and other members of your management team. The incentive plan will be designed to provide incentive to both grow the business internally and through creation of new locations. ARC will commit to at least two bowling center locations to be expansion sites for Team Players locations within the first year after closing.

     If during the first eighteen months of operation, actual cash flow from existing operations falls below 50% of the projected first year's cash flow, as agreed to in advance by both parties, then ARC shall have the right to return to Sinecure all the assets purchased and any liabilities still outstanding relative to those assets, in exchange for all the shares of ARC stock given Sinecure, at the same value used in the original transaction. In addition, ARC will sell back to Sinecure for cash, the cash on hand and resale inventory. The capital invested by ARC will be converted to debt with terms that Sinecure and ARC mutually agree will provide a payback to ARC over a minimum of five years. Any outstanding obligations under the employment contract would be cancelled and incentive compensation earned to the date of sell-back would be paid. At the conclusion of the eighteen month period, this right by ARC would expire.

     I believe this letter generally outlines what we have discussed during the last several meetings and I believe it is the basis for drafting the legal documents necessary to finalize a deal. Of course, the entire transaction will be subject to necessary due diligence and board approval, which I believe will be obtained. I also understand there may be both board and proxy approval requirements on the part of Sinecure before a transaction can be completed.

     If you agree to the general outline presented in this letter, please indicate your approval by signing the letter where indicated. If you have areas of disagreement, or would like certain issues expanded upon, please let me know.

     Please review this and get back to either Karen or myself with your thoughts. I look forward to making this project happen.


Sincerely,


Robert A. Crist /me
President and Chief Executive Officer


ACCEPTED BY:



_Jeffrey L. Hilgert__________        Date:__10-24-95_____________
Jeffrey L. Hilgert, President
Sinecure Financial Corp.